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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 7221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Merrill, Lynch, Pierce, Fenner + Smith, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries

(SEC ID No. 8-7221)

Consolidated Balance Sheet
December 31, 2016

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Index
December 31, 2016



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated:

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries (the "Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated balance sheet based on our audit. We conducted our audit of this consolidated balance sheet in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated balance sheet presentation. We believe that our audit of the consolidated balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Consolidated Balance Sheet
December 31, 2016

(dollars in millions)		
ASSETS		
Cash and cash equivalents	$	1,485
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		22,638
Securities financing transactions		
Receivables under resale agreements (includes $19,858 measured at fair value in accordance with the fair value option election)		68,672
Receivables under securities borrowed transactions (includes $92 measured at fair value in accordance with the fair value option election)		71,855
		140,527
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $13,237)		
U.S. Treasury and government agencies		38,878
Equities and convertible debentures		14,521
Corporate debt and preferred stock		4,366
Municipals, money markets and other		4,147
Mortgages, mortgage-backed, and asset-backed		5,113
Derivative contracts		744
		67,769
Securities received as collateral, at fair value		12,221
Other receivables		
Customers (includes $250 measured at fair value in accordance with the fair value option election and net of allowance for doubtful accounts of $1)		15,937
Brokers and dealers		17,403
Interest and other, including loans due from Bank of America		5,862
		39,202
Equipment and facilities, net		189
Goodwill and intangible assets (net of accumulated amortization of $1,822)		5,209
Other assets		2,260
Total Assets	$	291,500
Assets of Consolidated VIEs Included in Total Assets Above (isolated to settle the liabilities of the VIEs)		
Trading assets	$	1,803
Total Assets of Consolidated VIEs	$	1,803

The accompanying notes are an integral part of the Consolidated Balance Sheet.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Consolidated Balance Sheet
December 31, 2016

(dollars in millions, except share and per share amounts)

LIABILITIES	
Securities financing transactions	
Payables under repurchase agreements (includes $253 measured at fair value in accordance with the fair value option election)	$ 99,566
Payables under securities loaned transactions	27,763
	127,329
Trading liabilities, at fair value	
U.S. Treasury and government agencies	16,762
Equities and convertible debentures	7,065
Corporate debt and preferred stock	2,326
Derivative contracts	579
Mortgages, mortgage-backed, asset-backed and other	40
	26,772
Obligation to return securities received as collateral, at fair value	13,486
Other payables	
Customers	56,376
Brokers and dealers	6,635
Compensation and benefits	4,606
Interest and other (includes $1,350 measured at fair value in accordance with the fair value option election)	3,851
Loans due to affiliates	21,293
	92,761
Commitments, contingencies, and guarantees (See Note 12)	
Subordinated borrowings	13,478
Total Liabilities	273,826
STOCKHOLDER'S EQUITY	
Common stock, par value $1 per share; 1,200 shares authorized; 1,000 shares issued and outstanding	-
Paid-in capital	10,525
Accumulated other comprehensive loss (net of tax)	(3)
Retained earnings	7,152
Total Stockholder's Equity	17,674
Total Liabilities and Stockholder's Equity	$ 291,500
Liabilities of Consolidated VIEs Included in Total Liabilities Above	
Interest and Other	1,350
Total Liabilities of Consolidated VIEs	$ 1,350

The accompanying notes are an integral part of the Consolidated Balance Sheet.

1. Organization

Description of Business

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), together with its subsidiaries (the "Company"), acts as a broker (i.e., agent) for corporate, institutional, government, and other clients and as a dealer (i.e., principal) in the purchase and sale of various financial instruments, including corporate debt, equity securities, United States ("U.S.") Government securities, and U.S. Government agency obligations. The Company holds memberships and/or has third-party clearing relationships with commodity and financial futures exchanges and clearing associations in the U.S. and outside the U.S., and it also carries positions reflecting trades executed on exchanges outside of the U.S. through affiliates and/or third-party clearing brokers. As an investment banking entity, the Company provides corporate, institutional, and government clients with a wide variety of financial services including underwriting the sale of securities to the public, structured and derivative financing, private placements, mortgage and lease financing and financial advisory services, including advice on mergers and acquisitions. MLPF&S is registered as a broker-dealer and investment adviser with the U.S. Securities and Exchange Commission ("SEC") and is a member firm of the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange ("NYSE"), and other exchanges. MLPF&S is also registered as a futures commission merchant and swap firm with the U.S. Commodity Futures Trading Commission ("CFTC") and is a member firm of the National Futures Association and certain futures exchanges, including but not limited to, the Chicago Mercantile Exchange ("CME") and the Chicago Board of Trade ("CBOT"). Certain products and services may be provided through affiliates. See Note 3 to the Consolidated Balance Sheet for further information.

The Company also provides securities clearing services for its own account and for unaffiliated broker-dealers through its Broadcort Division and through its largest subsidiary, Merrill Lynch Professional Clearing Corp. ("MLPCC"). MLPCC is registered as a broker-dealer with the SEC and as a futures commission merchant with the CFTC and provides prime brokerage services such as margin lending, securities financing, and clearing and settlement.

The Company also provides discretionary and non-discretionary investment advisory services. These advisory services include the Merrill Lynch Consults® Service, the Investment Advisory Program, the Merrill Lynch Personal Advisor program, the Merrill Lynch Unified Managed Account program, and Merrill Lynch One. The Company provides financing to clients, including margin lending and other extensions of credit. The Company also provides products and services through its Merrill Edge® platform.

Through its retirement group, the Company provides a wide variety of investment and custodial services to individuals through Individual Retirement Accounts ("IRAs") and small business retirement programs. The Company also provides investment, administration, communications, and consulting services to corporations and their employees for their retirement programs, including 401(k), pension, profit-sharing and nonqualified deferred compensation plans.

The Company is a wholly-owned indirect subsidiary of Bank of America Corporation ("Bank of America" or the "Parent"). The Company's direct parent is BAC North America Holding Company, which is a wholly-owned subsidiary of NB Holdings Corporation ("NB Holdings"). NB Holdings is a wholly-owned subsidiary of Bank of America.

In July 2015, Bank of America announced a decision to separate the retail and institutional broker-dealer activities currently operating through the Company into two distinct legal entities. Retail customers will continue to be serviced through the Company, while institutional clients currently transacting through the Company will move to a new broker-dealer entity, BofAML Securities, Inc., which is also a wholly-owned indirect subsidiary of Bank of America. The migration of institutional broker-dealer activities to BofAML Securities, Inc. is intended to conclude on or about June 30, 2017.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Consolidated Balance Sheet is presented in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Intercompany transactions and balances have been eliminated. The Consolidated Balance Sheet is presented in U.S. dollars.

Consolidation Accounting

The Consolidated Balance Sheet includes the accounts of the Company, whose subsidiaries are generally controlled through a majority voting interest or a controlling financial interest.

The Company determines whether it is required to consolidate an entity by first evaluating whether the entity qualifies as a voting rights entity ("VRE") or as a variable interest entity ("VIE").

VREs — VREs are defined to include entities that have both equity at risk that is sufficient to fund future operations and have equity investors that have a controlling financial interest in the entity through their equity investments. In accordance with Accounting Standards Codification ("ASC") 810, *Consolidation*, ("Consolidation Accounting"), the Company generally consolidates those VREs where it has the majority of the voting rights.

VIEs — Those entities that do not meet the VRE criteria are generally analyzed for consolidation as VIEs. A VIE is an entity that lacks equity investors or whose equity investors do not have a controlling financial interest in the entity through their equity investments. The Company consolidates a VIE if it has both the power to direct the activities that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. On a quarterly basis, the Company reassesses its involvement with the VIE and evaluates the impact of changes in governing documents and its financial interests in the VIE. . The consolidation status of the VIEs with which the Company is involved may change as a result of such reassessments. Changes in consolidation status are applied prospectively, with assets and liabilities of a newly consolidated VIE initially recorded at fair value.

The Company consolidates certain VIEs if it has control over the initial design of the vehicle or manages the assets in the vehicle and also absorbs potentially significant gains or losses through an investment in the vehicle, derivative contracts or other arrangements. The Company does not consolidate a VIE if a single investor controlled the initial design of the vehicle or manages the assets in the vehicles or if the Company does not have a variable interest that could potentially be significant to the vehicle.

Securitization Activities

In the normal course of business, the Company securitizes pools of residential mortgage-backed securities; municipal, and corporate bonds; and other types of financial assets. The Company may retain interests in the securitized financial assets by holding notes or other debt instruments issued by the securitization vehicle. In accordance with ASC 860, *Transfers and Servicing* ("Financial Transfers and Servicing Accounting"), the Company recognizes transfers of financial assets where it relinquishes control as sales to the extent of cash and any other proceeds received.

The Company may also transfer financial assets into municipal bond or resecuritization trusts. The Company consolidates a municipal bond or resecuritization trust if it has control over the ongoing activities of the trust such as the remarketing of the trust's liabilities or, if there are no ongoing activities, sole discretion over the design of the trust, including the identification of securities to be transferred in and the structure of securities to be issued, and also retains securities or has liquidity or other commitments, if applicable that could potentially be significant to the trust. The Company does not consolidate a municipal bond or resecuritization trust if one or a limited number of third party investors share responsibility for the design of the trust or have control over the significant activities of the trust through liquidation or other substantive rights.

Use of Estimates

In presenting the Consolidated Balance Sheet, management makes estimates including the following:

- Valuations of assets and liabilities requiring fair value estimates;
- The ability to realize deferred tax assets and the recognition and measurement of uncertain tax positions;
- The carrying amount of goodwill and intangible assets;
- The amortization period of intangible assets with definite lives;
- The outcome of pending litigation;
- Determination of whether VIEs should be consolidated;
- Incentive-based compensation accruals and valuation of share-based payment compensation arrangements; and
- Other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Balance Sheet and related disclosures.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Balance Sheet, and it is possible that such changes could occur in the near term. A discussion of certain areas in which estimates are a significant component of the amounts reported in the Consolidated Balance Sheet follows:

Fair Value Measurement
The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurement. The Company accounts for certain financial assets and liabilities at fair value under various accounting literature that requires an entity to base fair value on an exit price, including ASC 815, *Derivatives and Hedging,* ("Derivatives Accounting"), and the fair value option election in accordance with ASC 825-10-25, *Financial Instruments – Recognition,* ("fair value option election"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely ASC 940 *Financial Services – Brokers and Dealers* ("Broker-Dealer Guide"). ASC 820, *Fair Value Measurements and Disclosures*, ("Fair Value Accounting") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

In determining fair value of financial assets and financial liabilities, the Company considers the credit risk of its counterparties, as well as its own creditworthiness. The Company attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. Net counterparty exposure (counterparty positions netted by offsetting transactions and both cash and securities collateral) is valued for counterparty creditworthiness and the resultant credit valuation adjustment ("CVA") is incorporated into the fair value of the financial assets. As of December 31, 2016, the impact of CVA was not material to the Company.

Fair Value Accounting also requires that the Company consider its own creditworthiness when determining the fair value of certain instruments (i.e., debit valuation adjustment or "DVA"). The impact of the Company's DVA is incorporated into the fair value of instruments such as over-the-counter ("OTC") derivatives contracts. As of December 31, 2016, the impact of DVA was not material to the Company.

The Company includes a funding valuation adjustment ("FVA") into valuation estimates primarily to include funding costs on uncollateralized derivatives and derivatives where the Company is not permitted to use the

collateral it receives. FVA related to derivative assets and liabilities is the effect of funding costs on the fair value of these derivatives. The impact of the Company's FVA is incorporated into the fair value of its derivatives. As of December 31, 2016, the impact of FVA was not material to the Company.

Legal Reserves

The Company is routinely a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management, with input from any outside counsel handling the matter. Refer to Note 12 for further information.

Income Taxes

The Company provides for income taxes on all transactions that have been recognized in the Consolidated Balance Sheet in accordance with ASC 740 *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the Company may consider various sources of evidence in assessing the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including the following: 1) past and projected earnings, including losses, of the Company and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax allocation agreement. Included within the Company's net deferred tax assets are carryforward amounts generated in the U.S. that are deductible in the future as NOLs. The Company has concluded that these net deferred tax assets are more-likely-than-not to be fully utilized prior to expiration, based on the projected level of future taxable income of the Company and Bank of America, which is relevant due to the intercompany tax allocation agreement. For this purpose, future taxable income was projected based on forecasts, historical earnings after adjusting for past market disruptions and the anticipated impact of the differences between pre-tax earnings and taxable income.

The Company recognizes and measures its unrecognized tax benefits ("UTB") in accordance with Income Tax Accounting. The Company estimates the likelihood, based on their technical merits, that tax positions will be sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's intercompany tax allocation agreement, any new or subsequent change in an unrecognized tax benefit related to Bank of America's state consolidated, combined or unitary return in which the Company is a member will generally not be reflected in the Company's Consolidated Balance Sheet. However, upon resolution of the item, any significant impact determined to be attributable to the Company will be reflected in the Company's Consolidated Balance Sheet. Under the intercompany tax allocation agreement, tax benefits associated with NOLs (or other tax attributes) of the Company are payable to the Company generally upon utilization in Bank of America's tax returns. See Note 15 to the Consolidated Balance Sheet for further discussion of income taxes.

Goodwill and Intangible Assets

Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for impairment on an annual basis, or when events or circumstances indicate a potential impairment at the reporting unit level in accordance with ASC 350, *Intangibles-Goodwill and Other* ("Goodwill and Intangibles Assets Accounting"). The goodwill impairment test is a two-step test. The first

step of the goodwill impairment test involves comparing the fair value of the reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value goodwill is not deemed to be impaired. If the fair value is less than the carrying value, the second step must be performed to measure potential impairment.

The second step involves calculating an implied fair value of goodwill which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit. An impairment loss establishes a new basis in the goodwill and subsequent reversals of goodwill impairment losses are not permitted under applicable accounting guidance.

Intangible assets with definite lives at December 31, 2016 consisted primarily of value assigned to acquire customer relationships. Intangible assets with definite lives are tested for impairment in accordance with ASC 360, *Property, Plant and Equipment* whenever certain conditions exist which would indicate the carrying amounts of such assets may not be recoverable. The carrying value of the intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. Intangible assets with definite lives are amortized over their respective estimated useful lives. Intangible assets with indefinite lives consist of the Company's proportion of the value assigned to the Merrill Lynch brand and are tested for impairment in accordance with Goodwill and Intangible Assets Accounting. Intangible assets with indefinite lives are not amortized.

The Company makes certain complex judgments with respect to its goodwill and intangible assets, including assumptions and estimates used to determine fair value and evaluate impairment. The Company also makes assumptions and estimates in determining the useful lives of its intangible assets with definite lives. Refer to Note 9 for further information.

Consolidated Balance Sheet Captions
The following are descriptions related to specific consolidated balance sheet captions.

Cash and Cash Equivalents
The Company defines cash equivalents as short-term, highly liquid securities, and interest-earning deposits with maturities, when purchased, of 90 days or less, that are not used for trading purposes.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations
The Company maintains relationships with clients and therefore is obligated by rules mandated by its primary regulators, including the SEC and the CFTC in the U.S., to segregate or set aside cash and/or qualified securities to satisfy these regulations in order to protect customer assets. In addition, the Company is a member of various clearing organizations and exchanges at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. At December 31, 2016, the Company had $3.9 billion of cash and securities at clearing organizations. The amount recognized for *Cash and securities segregated for regulatory purposes or deposited with clearing organizations* in the Consolidated Balance Sheet approximates fair value. For purposes of the fair value hierarchy, segregated cash is classified as Level 1 and segregated securities are classified as Level 1 and Level 2. Refer to Note 5 for further information.

Also included in *Cash and securities segregated for regulatory purposes or deposited with clearing organizations* at December 31, 2016 was $15.1 billion of cash and securities that had been segregated as required by CFTC regulations and $3.6 billion of securities that had been segregated in special reserve accounts as required by Rule 15c3-3 under the Securities Exchange Act of 1934. Additional segregated assets as required by Rule 15c3-3 are included within *Receivables under resale agreements* and *Brokers and dealers receivables.*

Securities Financing Transactions
Resale and repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest or at fair value under the fair value option election.

Resale and repurchase agreements recorded at fair value are generally valued based on pricing models that use inputs with observable levels of price transparency. For further information refer to Note 5.

Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments and/or variable interest rates or to credit risk because the resale and repurchase agreements are substantially collateralized. For purposes of the fair value hierarchy these transactions are classified as Level 2.

The Company may use securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the Securities Exchange Act of 1934. At December 31, 2016, approximately $8.5 billion of such securities had been segregated in special reserve accounts as required by Rule 15c3-3.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. The carrying value of securities borrowed and loaned transactions approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or variable interest rates or to credit risk because securities borrowed and loaned transactions are substantially collateralized. For the purposes of the fair value hierarchy these transactions are classified as Level 2.

For securities financing transactions, the Company's policy is to monitor the market value of the principal amount loaned and obtain collateral from or return collateral pledged to counterparties, where appropriate. Securities financing agreements do not create material credit risk due to these collateral provisions; therefore, an allowance for loan losses is unnecessary.

Typically, a significant majority of securities financing activities are transacted under legally enforceable master agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale transactions with the same counterparty on the Consolidated Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

All Company-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet.

In transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Consolidated Balance Sheet at fair value, representing the securities received (*Securities received as collateral*), and a liability, representing the obligation to return those securities (*Obligations to return securities received as collateral*). In certain instances, position netting may be applied to the securities received as collateral.

Trading Assets and Liabilities
Trading assets and trading liabilities consist of cash instruments (e.g., securities) and derivative instruments. See Note 6 for additional information on derivative instruments.

Trading assets and liabilities are recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Derivatives

A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity security prices, currencies, commodity prices or credit spreads. Derivatives include futures, forwards, swaps, option contracts and other financial instruments with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies). All derivatives are accounted for at fair value. Refer to Note 6 for further information.

Other Receivables and Payables

Customers

Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts and over-the-counter cleared swaps transacted on behalf of the Company's customers. Due to their short-term nature, such amounts approximate fair value. For purposes of the fair value hierarchy, customer receivables and payables are primarily classified as Level 2. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Customer receivables and broker dealer receivables include margin loan transactions where the Company will typically make a loan to a customer to finance the customer's purchase of securities. These transactions are conducted through margin accounts. In these transactions, the customer is required to post collateral in excess of the value of the loan and the collateral must meet marketability criteria. Collateral is valued daily and must be maintained over the life of the loan. Given that these loans are fully collateralized by marketable securities, credit risk is negligible and reserves for loan losses are rarely required.

Brokers and Dealers

Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, and commissions. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Brokers and dealers receivables and payables additionally include the variation margin related to futures contracts cleared on domestic and international derivatives exchanges as well as net receivables or net payables arising from unsettled trades. Due to their short-term nature, the amounts recognized for brokers and dealers receivables and payables approximate fair value. For purposes of the fair value hierarchy, brokers and dealers receivables and payables are primarily classified as Level 2. Included in brokers and dealers receivables at December 31, 2016 was $495 million of receivables that had been segregated as required by CFTC regulations and $1 billion of receivables that had been segregated in special reserve accounts as required by Rule 15c3-3 under the Securities Exchange Act of 1934.

Compensation and Benefits

Compensation and benefits payables consists of salaries payable, financial advisor compensation, incentive and deferred compensation, payroll taxes, pension and other employee benefits.

Interest and Other

Interest and other receivables include interest receivable on corporate and governmental obligations, customer or other receivables, and stock-borrowed transactions, income taxes, underwriting and advisory fees, commissions and fees, and other receivables. Interest and other payables include interest payable for stock-loaned transactions, amounts payable for income taxes, dividends, other reserves, and other payables.

Equipment and Facilities
Equipment and facilities primarily consist of technology hardware and software, leasehold improvements, and owned facilities. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization, except for land, which is reported at historical cost. The cost of certain facilities shared with affiliates is allocated to the Company by Bank of America based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease.

Other Assets
Other assets consist primarily of deferred tax assets, and also include other prepaid expenses and deferred charges.

Loans Due to Affiliates
Loans due to affiliates consist of unsecured borrowings with Bank of America and NB Holdings. Refer to Note 3 for further information.

Subordinated Borrowings
The Company enters into subordinated borrowings with Bank of America. Refer to Note 10 for further information.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at period-end rates of exchange.

New Accounting Pronouncements
In August 2016 and November 2016, the Financial Accounting Standards Board ("FASB") issued new accounting guidance that addresses classification of certain receipts and cash payments, including changes in restricted cash, in the statement of cash flows. This new accounting guidance will result in some changes in classification in the Consolidated Statement of Cash Flows, which the Company does not expect will be significant, and will not have any impact on its Consolidated Balance Sheet. The new guidance is effective on January 1, 2018, on a retrospective basis, with early adoption permitted.

In June 2016, the FASB issued new accounting guidance that will require the earlier recognition of credit losses on loans and other financial instruments based on an expected loss model, replacing the incurred loss model that is currently in use. Under the new guidance, an entity will measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The expected loss model will apply to financial assets measured at amortized cost, including loans and debt securities. The new guidance is effective on January 1, 2020, with early adoption permitted on January 1, 2019. The Company is in the process of evaluating the impact of the provisions of this new accounting guidance.

In March 2016, the FASB issued new accounting guidance that simplifies certain aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The new guidance was effective on January 1, 2017.

In February 2016, the FASB issued new accounting guidance that requires substantially all leases to be recorded as assets and liabilities on the balance sheet. This new accounting guidance is effective on January 1, 2019, using a modified retrospective transition that will be applied to all prior periods presented. Upon adoption, for leases where the Company is lessee, the Company will record a right of use asset and a lease payment obligation associated with arrangements previously accounted for as operating leases. Lessor accounting is largely unchanged from existing GAAP. The Company is in the process of reviewing its existing

lease portfolios, as well as other service contracts for embedded leases, to evaluate the impact of the new accounting guidance on the Consolidated Financial Statements. The effect of the adoption will depend on its lease portfolio at the time of transition; however, the Company does not expect the new accounting guidance to have a material impact on its Consolidated Balance Sheet. Upon completion of the inventory review and consideration of system requirements, the Company will evaluate the impacts of adopting the new accounting guidance on its disclosures.

In January 2016, the FASB issued new accounting guidance on recognition and measurement of financial instruments. The new guidance makes targeted changes to existing U.S. GAAP including, among other provisions, requiring certain equity investments to be measured at fair value with changes in fair value reported in earnings and requiring changes in DVA for financial liabilities recorded at fair value under the fair value option to be reported in other comprehensive income. The accounting for DVA related to other financial liabilities, for example, derivatives, does not change. The new guidance is effective on January 1, 2018, with early adoption permitted for the provisions related to DVA. Bank of America and the Company early adopted, retrospective to January 1, 2015, the provisions of this new accounting guidance related to DVA on financial liabilities accounted for under the fair value option. The adoption had no impact on the Company. The Company also does not expect the remaining provisions of this new accounting guidance to have a material impact on its Consolidated Balance Sheet.

3. Related Party Transactions

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement with other companies affiliated by common ownership. The Company also provides securities brokerage, dealing, financing and underwriting and investment advisory services to affiliated companies. Further, the Company contracts a variety of services from Bank of America and certain affiliated companies including accounting, legal, regulatory compliance, transaction processing, purchasing, building management and other services.

The Company clears certain securities transactions through or for other affiliated companies on a fully-disclosed and non-disclosed basis.

The following two tables summarize related party balances included in the respective financial statement captions.

Assets :

(dollars in millions)		
Cash and cash equivalents	$	838
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		4,166
Receivables under resale agreements		4,760
Receivables under securities borrowed transactions		12,505
Trading assets		259
Securities received as collateral		794
Customer receivables		439
Brokers and dealers receivables		1,337
Loans due from Bank of America		2,802
Interest and other receivables		179
Total	$	28,079

Liabilities:

(dollars in millions)		
Payables under repurchase agreements	$	10,020
Payables under securities loaned transactions		21,021
Trading liabilities, entirely comprised of derivative contracts[1]		94
Obligation to return securities received as collateral		794
Customer payables		5,756
Brokers and dealers payables		1,792
Interest and other payables		564
Loans due to affiliates		21,293
Subordinated borrowings		13,478
Total	$	74,812

[1] Net of counterparty and cash collateral netting

The Company has established unsecured borrowing agreements with Bank of America and NB Holdings in the normal course of business. Amounts outstanding under these arrangements are included within *Loans due to affiliates*. The arrangements are summarized below:

Agreements with Bank of America

- MLPF&S: A $5 billion uncommitted six month revolving senior unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line matures on August 1, 2017 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken prior to the maturity date. At December 31, 2016, approximately $3.6 billion was outstanding on the line of credit.

- MLPCC: A $1 billion uncommitted six month revolving senior unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line matures on August 1, 2017 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken prior to the maturity date. At December 31, 2016, approximately $134 million was outstanding on the line of credit.

Other subsidiaries of MLPF&S engage in lending transactions with Bank of America in the normal course of business. As of December 31, 2016, the subsidiaries of MLPF&S had $2.8 billion due from Bank of America included in *Loans due from Bank of America* and $378 million due to Bank of America included in *Loans due to affiliates*.

Agreements with NB Holdings

- MLPF&S: A $30 billion committed six month revolving senior unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line matures on August 1, 2017 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2016, approximately $12.6 billion was outstanding on the line of credit.

- MLPF&S: A $17 billion uncommitted six month revolving senior unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line matures on August 1, 2017 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2016, there were no borrowings outstanding on the line of credit.

- MLPCC: A $7.5 billion committed unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line matures on August 1, 2017 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2016, approximately $4.6 billion was outstanding on the line of credit.

- MLPCC: A $5 billion uncommitted unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line matures on August 1, 2017 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2016 there were no borrowings outstanding on the line of credit.

Refer to Note 10 for information on subordinated borrowings between the Company and Bank of America.

Certain financial advisors are offered cash upfront in the form of an interest-bearing loan. Financial advisors who receive this loan also receive a monthly service incentive payment that equates to the principal and interest due on the loan for as long as they remain with the Company during the loan term. The outstanding loan balance becomes due if employment is terminated before the vesting period. As of December 31, 2016, the Company had loans outstanding from financial advisors of $1.1 billion, which are not included in the table above but are included in *Interest and other receivables* on the Consolidated Balance Sheet.

4. Trading Activities

The Company's trading activities consist primarily of securities brokerage and trading; derivatives dealing and brokerage; and financing and underwriting services to both affiliated companies and third party clients.

Trading Risk Management
Trading activities subject the Company to market and credit risks. These risks are managed in accordance with Bank of America's established risk management policies and procedures. Bank of America's risk management structure as applicable to the Company is described below.

Global Risk Management is responsible for providing senior management with a clear and comprehensive understanding of the trading risks to which Bank of America (including the Company's sales and trading business) is exposed. These responsibilities include ownership of market risk policy, developing and maintaining quantitative risk models, calculating aggregated risk measures, establishing and monitoring position limits consistent with risk appetite, conducting daily reviews and analysis of trading inventory, approving material risk exposures and fulfilling regulatory requirements.

Bank of America conducts its business operations through a substantial number of subsidiaries. The subsidiaries are established to fulfill a wide range of legal, regulatory, tax, licensing and other requirements. As such, to ensure a consistent application of minimum levels of controls and processes across its subsidiaries, Bank of America has in place a Subsidiary Governance Policy, to which the Company complies. This policy outlines the minimum required governance, controls, management reporting, financial and regulatory reporting, and risk management practices for Bank of America's subsidiaries.

Market Risk
Market risk is the risk that changes in market conditions may adversely impact the value of assets or liabilities.

Trading positions are reported at fair value. Trading positions are subject to various changes in market-based risk factors. The majority of this risk is generated by the Company's activities in the interest rate, foreign exchange, credit, equity and commodities markets. The values of assets and liabilities could change due to market liquidity, correlations across markets and expectations of market volatility. The Company seeks to manage these risk exposures by using a variety of techniques that encompass a broad range of financial instruments.

Market Liquidity Risk
Market liquidity risk represents the risk that the level of expected market activity changes dramatically and, in certain cases, may even cease. This exposes the Company to the risk that the Company will not be able to transact business and execute trades in an orderly manner, which may impact results. The impact could be further exacerbated if expected hedging or pricing correlations are compromised by disproportionate demand or lack of demand for certain instruments.

Liquidity Risk
Liquidity Risk is the inability to meet expected or unexpected cash flow and collateral needs while continuing to support the Company's business and customer needs, under a range of economic conditions. The Company's primary liquidity risk management objective is to meet all contractual and contingent financial obligations at all times, including during periods of stress. To achieve that objective, the Company analyzes and monitors its liquidity risk under expected and stressed conditions, maintains excess liquidity and access to diverse funding sources and seeks to align liquidity-related incentives and risks. Excess liquidity is defined as readily available assets, limited to cash and high-quality, liquid, unencumbered securities that the Company can use to meet contractual and contingent financial obligations as those obligations arise. In addition, the Company is

supported through committed and uncommitted borrowing arrangements with Bank of America and NB Holdings.

Interest Rate Risk
Interest rate risk represents exposures to instruments whose values vary with the level or volatility of interest rates. These instruments include, but are not limited to, debt securities, certain trading-related assets and liabilities, borrowings and derivatives. Hedging instruments used to mitigate these risks include derivatives such as options, futures, forwards and swaps.

Foreign Exchange Risk
Foreign exchange risk represents exposures to changes in the values of current holdings and future cash flows denominated in currencies other than the U.S. dollar. The types of instruments exposed to this risk include securities, future cash flows in foreign currencies arising from foreign exchange transactions and various foreign exchange derivatives whose values fluctuate with changes in the level or volatility of currency exchange rates or non-U.S. interest rates. Hedging instruments used to mitigate this risk include currency forwards and options.

Equity Market Risk
Equity market risk represents exposures to securities that represent an ownership interest in a corporation in the form of domestic and foreign common stock or other equity-linked instruments. Instruments that would lead to this exposure include, but are not limited to, common stock, equity options and swaps. Hedging instruments used to mitigate this risk include options, futures, swaps, convertible bonds, and cash positions.

Credit Spread Risk
Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Certain instruments are used by the Company to manage this type of risk. Swaps and options, for example, can be designed to mitigate losses due to changes in credit spreads, and the credit downgrade or default of the issuer. Credit risk resulting from default on counterparty obligations is discussed in the *Counterparty Credit Risk* section.

Counterparty Credit Risk
The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads is discussed above.

The Company has established policies and procedures for mitigating counterparty credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining qualifying collateral, purchasing credit protection, and continually assessing the creditworthiness of counterparties.
In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Derivatives Default Risk

The Company's trading derivatives consist of derivatives provided to customers and affiliates and derivatives entered into for trading strategies or risk management purposes. Default risk exposure varies by type of derivative. Default risk on derivatives can occur for the full notional amount of the trade where a final exchange of principal takes place, as may be the case for currency swaps. Swap agreements and forward contracts are generally OTC-transacted and thus are exposed to default risk to the extent of their replacement cost. Since futures contracts are exchange-traded and usually require daily cash settlement, the related risk of loss is generally limited to a one-day net positive change in fair value. Generally such receivables and payables are recorded in customers' receivables and payables on the Consolidated Balance Sheet. Option contracts can be exchange-traded or OTC. Purchased options have default risk to the extent of their replacement cost. Written options represent a potential obligation to counterparties and typically do not subject the Company to default risk except under circumstances where the option premium is being financed or in cases where the Company is required to post collateral. Refer to Note 6 for further information on credit risk management related to derivatives.

Concentrations of Credit Risk

The Company's exposure to credit risk (both default and credit spread) associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

In the normal course of business, the Company purchases, sells, underwrites, and makes markets in non-investment grade instruments. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in, and underwriting investment grade instruments and extending credit to investment grade counterparties.

Concentration of Risk to the U.S. Government and its Agencies

At December 31, 2016, the Company had exposure to the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure, which primarily includes trading asset positions in instruments issued or guaranteed by the U.S. Government and its agencies, amounted to $50.1 billion at December 31, 2016. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government or its agencies held as collateral for resale agreements and securities borrowed transactions at December 31, 2016 totaled $96.5 billion, of which $6.4 billion was from affiliated companies.

Industry Concentration Risk

The Company's primary industry credit concentration is with financial institutions, including affiliates, which arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies.

5. Fair Value Accounting

Fair Value Hierarchy

In accordance with Fair Value Accounting, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the Consolidated Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, exchange traded derivatives, and U.S. Government securities).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets (examples include restricted stock and U.S. agency securities);

b. Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which can trade infrequently);

c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and

d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (examples include certain residential and commercial mortgage-related assets, including securities and derivatives).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's view about the assumptions a market participant would use in pricing the asset or liability (examples include certain residential and commercial mortgage-related assets, and long-dated or complex derivatives).

As required by Fair Value Accounting, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Level 1 and 2) and unobservable (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability or significance of valuation inputs may result in a reclassification for certain financial assets or liabilities.

Valuation Processes and Techniques

The Company has various processes and controls in place so that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models by personnel who are independent of the front office and periodic re-assessments of models to ensure that they are continuing to perform as designed. A price verification group, which is also independent of the front office, utilizes available market information including executed trades, market prices and market observable valuation model inputs so that fair values are reasonably estimated. The Company executes due diligence procedures over third party pricing service providers in order to support their use in the valuation process. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During 2016, there were no changes to the Company's valuation approaches or techniques that had, or are expected to have, a material impact on its Consolidated Balance Sheet.

The following outlines the valuation methodologies for the Company's material categories of assets and liabilities:

U.S. Treasury and government agencies
U.S. Treasury securities: U.S. Treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy.

U.S. government agency securities: U.S. government agency securities are comprised of two main categories, consisting of agency issued debt and agency mortgage-backed securities. The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services or brokers. Generally, the fair value of agency mortgage-backed securities is based on market prices of comparable securities. Agency issued debt securities and agency mortgage-backed securities are generally classified as Level 2 in the fair value hierarchy.

Municipal debt
Municipal bonds: The fair value of municipal bonds is calculated using recent trade activity, market price quotations and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. The majority of these bonds are classified as Level 2 in the fair value hierarchy.

Auction Rate Securities ("ARS"): The Company holds investments in municipal ARS. Municipal ARS are issued by states and municipalities for a wide variety of purposes, including but not limited to healthcare, industrial development, education and transportation infrastructure. The fair value of the municipal ARS is calculated based upon duration and spread assumptions. Recent trades and issuer tenders are considered in the valuations. Municipal ARS are primarily classified as Level 2 or 3 in the fair value hierarchy.

Corporate debt
Corporate bonds: Corporate bonds are valued based on either the most recent observable trade and/or external quotes, depending on availability. The most recent observable trade price is given highest priority as the valuation benchmark based on an evaluation of transaction date, size, frequency, and bid-offer. This price may be adjusted by bond or credit default swap ("CDS") spread movement. When credit default swap spreads are referenced, cash-to-synthetic basis magnitude and movement as well as maturity matching are incorporated into the value. When neither external quotes nor a recent trade is available, the bonds are valued using a discounted cash flow approach based on risk parameters of comparable securities. In such cases, the potential pricing difference in spread and/or price terms with the traded comparable is considered. The majority of corporate bonds are classified as Level 2 in the fair value hierarchy.

Mortgages, mortgage-backed and asset-backed
Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS"), and other Asset-Backed Securities ("ABS"): RMBS, CMBS and other ABS are valued based on observable price or credit spreads for the particular security, or when price or credit spreads are not observable, the valuation is based on prices of comparable bonds or the present value of expected future cash flows. Valuation levels of RMBS and CMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions.

When estimating the fair value based upon the present value of expected future cash flows, the Company uses its best estimate of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved, while also taking into account performance of the underlying collateral.

RMBS, CMBS and other ABS are classified as Level 3 in the fair value hierarchy if external prices or credit spreads are unobservable or if comparable trades/assets involve significant subjectivity related to property type differences, cash flows, performance and other inputs, otherwise, they are classified as Level 2 in the fair value hierarchy.

CDOs: CDOs are valued using discounted cash flow methodologies. Applied yields reflect differences in legal structure, collateral and liquidation rights, and the estimated liquidity of the position. CDOs are primarily classified as either Level 2 or Level 3 in the fair value hierarchy.

Margin Loans

The Company has elected the fair value option for certain long-term fixed-rate margin loans within *Customer receivables* that are hedged with derivatives. These loans are collateralized by a portfolio of convertible and corporate bonds. For the purpose of the fair value hierarchy classification, these loans are classified as Level 2. Fair value is estimated based on market comparables.

Equities

Exchange-traded equity securities: Exchange-traded equity securities are generally valued based on quoted prices from the exchange. These securities are classified as either Level 1 or Level 2 in the fair value hierarchy, primarily based on the exchange on which they are traded.

Convertible debentures: Convertible debentures are valued based on observable trades and/or external quotes, depending on availability. When neither observable trades nor external quotes are available, the instruments may be valued based on comparable securities. In such cases, the potential pricing difference in spread and/or price terms with the traded comparable is considered. Convertible debentures are generally classified as Level 2 in the fair value hierarchy.

Derivative contracts

Listed Derivative Contracts: Listed derivatives that are actively traded are generally valued based on quoted prices from the exchange and are classified as Level 1 in the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally classified as Level 2 in the fair value hierarchy.

OTC Derivative Contracts: OTC derivative contracts include forwards, swaps and options related to interest rate, foreign currency, credit, equity or commodity underlyings.

The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that utilize multiple market inputs, including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. When third-party pricing services are used, the methods and assumptions are reviewed by the Company. Estimation risk is greater for derivative asset and liability positions that are either option-based or have longer maturity dates where observable market inputs are less readily available, or are unobservable, in which case, quantitative-based extrapolations of rate, price or index scenarios are used in determining fair values. The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality and other instrument-specific factors, where appropriate. In addition, the Company incorporates within its fair value measurements of OTC derivatives a valuation adjustment to reflect the credit risk associated with the net position. Positions are netted by counterparty, and fair value for net long exposures is adjusted for counterparty credit risk while the fair value for net short exposures is adjusted for the Company's

own credit risk. The Company also incorporates FVA within its fair value measurements to include funding costs on uncollateralized derivatives and derivatives where the Company is not permitted to use the collateral it receives. An estimate of severity of loss is also used in the determination of fair value, primarily based on market data. The majority of OTC derivative contracts are classified as Level 2 in the fair value hierarchy.

OTC derivative contracts that do not have readily observable market based pricing parameters are classified as Level 3 in the fair value hierarchy. Examples of derivative contracts classified within Level 3 include contractual obligations that have tenures that extend beyond periods in which inputs to the model would be observable, exotic derivatives with significant inputs into a valuation model that are less transparent in the market and certain CDS referenced to mortgage-backed securities.

Securities Financing Transactions
The fair values of certain reverse repurchase agreements, repurchase agreements and securities borrowed transactions are determined using quantitative models, including discounted cash flow models that require the use of multiple market inputs, including interest rates and spreads, to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. Securities financing transactions for which the fair value option has been elected are classified as Level 2 in the fair value hierarchy.

Interest and Other Liabilities
Interest and other liabilities primarily consist of short term borrowings and debt of certain consolidated VIEs. Short-term borrowings represent floating rate certificates of consolidated municipal bond trusts that can be tendered by the certificate holders at par with as little as seven days notice. These certificates predominantly carry interest rates that reset on a weekly basis. Due to the short-term nature and given the embedded put feature, these instruments are marked at par. Short-term borrowings are classified as Level 2 in the fair value hierarchy.

The fair value of the debt of certain consolidated resecuritization and securitization vehicles is determined based upon observable trades and/or external quotes, depending on availability, and is primarily classified as Level 2 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

(dollars in millions)

	Fair Value Measurements on a Recurring Basis				
	Level 1	Level 2	Level 3	Netting Adj (1)	Total
Assets:					
Securities segregated for regulatory purposes or deposited with clearing organizations:					
U.S. Treasury and government agencies	$ 10,318	$ 910	$ -	$ -	$ 11,228
Total securities segregated for regulatory purposes or deposited with clearing organizations	10,318	910	-	-	11,228
Receivables under resale agreements	-	19,858	-	-	19,858
Receivables under Securities Borrowed Transactions	-	92	-	-	92
Trading assets, excluding derivative contracts:					
U.S. Treasury and government agencies	22,348	16,530	-	-	38,878
Equities and convertible debentures	13,852	636	33	-	14,521
Corporate debt	-	3,760	292	-	4,052
Municipals, money markets and other	-	4,039	108	-	4,147
Mortgages, mortgage-backed and asset-backed	-	4,197	916	-	5,113
Preferred stock	-	171	143	-	314
Total trading assets, excluding derivative contracts	36,200	29,333	1,492	-	67,025
Derivative contracts	1,507	3,907	49	(4,719)	744
Securities received as collateral	11,426	795	-	-	12,221
Customer receivables	-	250	-	-	250
Other assets	6	9	5	-	20
Liabilities:					
Payables under repurchase agreements	-	253	-	-	253
Trading liabilities, excluding derivative contracts:					
U.S. Treasury and government agencies	16,565	197	-	-	16,762
Equities and convertible debentures	7,015	50	-	-	7,065
Corporate debt	-	2,313	-	-	2,313
Preferred stock	-	13	-	-	13
Mortgages, mortgage-backed, and asset-backed and other	-	14	26	-	40
Total trading liabilities, excluding derivative contracts	23,580	2,587	26	-	26,193
Derivative contracts	1,361	4,401	87	(5,270)	579
Obligation to return securities received as collateral	12,689	797	-	-	13,486
Interest and other	-	1,350	-	-	1,350

(1) Represents counterparty and cash collateral netting.

During 2016, $392 million of derivative assets and $248 million of derivative liabilities were transferred from Level 1 to Level 2 and $106 million of derivative assets and $63 million of derivative liabilities were transferred from Level 2 to Level 1 based on inputs used to measure fair value. Additionally, $64 million of trading assets – equities and convertible debentures and $67 million of trading liabilities – equities and convertible debentures were transferred from Level 2 to Level 1 due to additional information relating to certain equity securities.

Level 3 Significant Inputs

The following table presents information about significant unobservable inputs related to material components of the Company's Level 3 financial assets and liabilities as of December 31, 2016:

Quantitative Information about Level 3 Fair Value Measurements

(dollars in millions)

			Inputs		
Financial Instrument	**Fair Value**	**Valuation Techniques**	**Significant Unobservable Inputs**	**Ranges of Inputs**	**Weighted Average**
Instruments backed by residential real estate assets	$ 299	Discounted cash flow	Yield	0% to 50%	13%
Trading assets - Mortgages, mortgage-backed and asset-backed	299				
Instruments backed by commercial real estate assets	$ 49	Discounted cash flow	Yield	0% to 39%	15%
Trading assets - Mortgages, mortgage-backed and asset-backed	49				
Corporate loans, debt securities and other	$ 934	Discounted cash flow Market comparables	Yield	3% to 13%	6%
Trading assets - Corporate Debt	292		Prepayment Speed	20%	N/A
Trading assets - Mortgages, mortgage-backed and asset-backed	568		Default Rates	3% to 4%	4%
Trading assets - Municipals, money markets and other	74		Loss Severity	35% to 50%	35%
			Price	$0 to $111	$47
Auction Rate Securities	$ 177	Discounted cash flow Market comparables	Price	$10 to $98	$79
Trading assets - Preferred Stock	143				
Trading assets - Municipals, money markets and other	34				

Level 3 instruments backed by residential and commercial real estate assets include RMBS and mortgage CDOs. Corporate loans, debt securities and other include corporate CLOs and CDOs, corporate bonds and securities backed by non-real estate assets.

The Company uses multiple market approaches in valuing certain of its Level 3 financial instruments. For example, market comparables and discounted cash flows are used together. For a given product, such as corporate debt securities, market comparables may be used to estimate some of the unobservable inputs and then these inputs are incorporated into a discounted cash flow model. Therefore, the balances disclosed encompass both of these techniques.

The level of aggregation and diversity within the products disclosed in the table above results in certain ranges of inputs being wide and unevenly distributed across asset and liability categories.

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs
A significant increase in market yields, default rates or loss severities would result in a significantly lower fair value for long positions. Short positions would be impacted in a directionally opposite way. The impact of changes in prepayment speeds would have differing impacts depending on the seniority of the instrument and, in the case of CLOs, whether prepayments can be reinvested.

A significant increase in price would result in a significantly higher fair value.

Fair Value Option Election
The fair value option election allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. The fair value option election is permitted on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. As discussed above, certain of the Company's financial instruments are required to be accounted for at fair value under Derivatives Accounting, as well as industry level guidance. For certain financial instruments that are not accounted for at fair value under other applicable accounting guidance, the fair value option election has been made.

The Company elected the fair value option for certain resale and repurchase agreements. The fair value option election was made based on the tenor of the resale and repurchase agreements, which reflect the magnitude of the interest rate risk. The majority of resale and repurchase agreements collateralized by U.S. Government securities were excluded from the fair value option election as these contracts are generally short-dated and therefore the interest rate risk is not considered significant. Amounts loaned under resale agreements require collateral with a market value equal to or in excess of the principal amount loaned resulting in minimal credit risk for such transactions.

The Company elected the fair value option for certain long-term fixed rate margin loans that are hedged with derivatives.

The Company elected the fair value option for borrowings and for other liabilities issued by various consolidated vehicles where the assets are also carried at fair value.

For the year ended December 31, 2016, the difference between fair value and the aggregate contractual principal amount of receivables under resale agreements, receivables under securities borrowed, fixed-rate margin loans, payables under repurchase agreements, and interest and other liabilities for which the fair value option has been elected was not material to the Consolidated Balance Sheet.

6. Derivatives

Derivatives Accounting establishes accounting and reporting standards for derivative instruments. Derivatives Accounting requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The fair value of all derivatives and associated cash collateral is recorded on a net-by-counterparty basis on the Consolidated Balance Sheet where the Company believes a legal right of offset exists under an enforceable master netting agreement. All derivatives are reported on the Consolidated Balance

Sheet as trading assets and liabilities. The Company enters into derivatives to facilitate client transactions, for trading and financing purposes, and to manage risk exposures arising from trading assets and liabilities.

Derivative Balances by Primary Risk

Derivative instruments contain numerous market risks. In particular, most derivatives have interest rate risk, as they contain an element of financing risk that is affected by changes in interest rates. Additionally, derivatives expose the Company to counterparty credit risk, although this is generally mitigated by collateral margining and netting arrangements. For disclosure purposes below, the primary risk of a derivative is largely determined by the business that is engaging in the derivative activity. For instance, a derivative that is initiated by an equities derivative business will generally have equity price risk as its primary underlying market risk and is classified as such for the purposes of this disclosure, despite the fact that there may be other market risks that affect the value of the instrument.

The following table identifies the primary risk for derivative instruments at December 31, 2016. The primary risk balances are presented on a gross basis, prior to the application of the impact of counterparty and cash collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements and have been reduced by the cash collateral received or paid.

(dollars in millions)

	Contract/ Notional (1)	Derivative Assets Total(2)	Derivative Liabilities Total(2)
Interest rate contracts			
Swaps	$ 16,667	$ 116	$ 104
Futures and forwards	454,297	1,432	1,423
Purchased options	1,206	7	-
Written options	1,573	-	49
Equity contracts			
Swaps	49,415	1,370	1,977
Futures and forwards	10,003	71	77
Purchased options	87,547	2,413	-
Written options	84,016	-	2,166
Credit derivatives			
Purchased protection			
Credit default swaps	966	28	35
Total return swaps/other	313	1	7
Written protection			
Credit default swaps	593	25	11
Total gross derivative asset/liabilities	$ 706,596	$ 5,463	$ 5,849
Less: Legally enforceable master netting agreements	-	(4,341)	(4,341)
Less: Cash collateral received/paid	-	(378)	(929)
Total derivative assets and liabilities	$ 706,596	$ 744	$ 579

(1) Represents the total contract/notional amount of derivative assets and liabilities outstanding.

(2) The amounts in the table above include both third party and affiliate trading derivatives. The amounts in the table above include both third party and affiliate trading derivatives. At December 31, 2016, the Company had gross derivative assets with affiliates of $1.7 billion (notional of $38.9 billion), legally enforceable netting with affiliates of $1.3 billion, and cash collateral received from affiliates of $0.4 billion. At December 31, 2016, the Company had gross derivative liabilities with affiliates of $2.3 billion (notional of $32.7 billion), legally enforceable netting with affiliates of $1.3 billion, and cash collateral paid to affiliates of $0.9 billion.

Offsetting of Derivatives

The Company enters into International Swaps and Derivatives Association, Inc. ("ISDA") master netting agreements or similar agreements with substantially all of its derivative counterparties. Where legally enforceable, these master netting agreements give the Company, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the Consolidated Balance Sheet, the Company offsets derivative assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

The following table presents derivative instruments included in derivative trading assets and liabilities on the Company's Consolidated Balance Sheet at December 31, 2016 by primary risk (e.g., interest rate risk) and the platform, where applicable, on which these derivatives are transacted. Exchange-traded derivatives include listed options transacted on an exchange. Over-the-counter derivatives include bilateral transactions between

the Company and a particular counterparty. Over-the-counter cleared derivatives include bilateral transactions between the Company and a counterparty where the transaction is cleared through a clearinghouse.

Balances are presented on a gross basis, prior to the application of counterparty and cash collateral netting. Total gross derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements, which includes reducing the balance for counterparty netting and the cash collateral received or paid.

Other gross derivative assets and liabilities in the table represent derivatives entered into under master netting agreements where uncertainty exists as to the enforceability of these agreements under bankruptcy laws in some countries or industries and, accordingly, receivables and payables with counterparties in these countries or industries are reported on a gross basis.

For information on the offsetting of securities financing agreements, see Note 7.

Offsetting of Derivatives
(dollars in millions)

	December 31, 2016	
	Trading Assets - Derivative Contracts	Trading Liabilities - Derivative Contracts
Interest rate contracts		
Over-the-counter	$ 355	$ 371
Over-the-counter cleared	842	955
Equity contracts		
Over-the-counter	1,566	2,135
Exchange-traded	2,279	2,073
Credit contracts		
Over-the-counter	54	53
Gross derivative assets/liabilities, before netting		
Over-the-counter	$ 1,975	$ 2,559
Over-the-counter cleared	842	955
Exchange-traded	2,279	2,073
Less: Legally enforceable master netting agreements		
Over-the-counter	(1,457)	(1,457)
Over-the-counter cleared	(811)	(811)
Exchange-traded	(2,073)	(2,073)
Less: Cash collateral received/paid		
Over-the-counter	(378)	(929)
Derivative assets/liabilities, after netting	377	317
Other gross derivative assets/liabilities	367	262
Total net derivative assets/liabilities	$ 744	$ 579

Credit Derivatives
The Company enters into credit derivatives primarily to facilitate client transactions and to manage credit risk exposures. Credit derivatives derive value based on an underlying third party referenced obligation or a portfolio of referenced obligations. The Company is both a seller and a buyer of credit protection. A seller of

credit protection is required to make payments to a buyer upon the occurrence of a predefined credit event. Such credit events generally include bankruptcy of the referenced credit entity and failure to pay under their credit obligations, as well as acceleration of indebtedness and payment repudiation or moratorium. For credit derivatives based on a portfolio of referenced credits or credit indices, the Company as a seller of credit protection may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount.

Credit derivatives where the Company is the seller of credit protection and their expiration are summarized below. These instruments are classified as investment and non-investment grade based on the credit quality of the underlying referenced obligation. The Company considers ratings of BBB- or higher as investment grade. Non-investment grade includes non-rated credit derivative instruments. The Company discloses internal categorizations of investment grade and non-investment grade consistent with how risk is managed for these investments.

(dollars in millions)

	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Carrying Value(1)
Derivative Contracts:						
Credit derivatives:						
Investment grade(2)	$ 5	$ -	$ 5	$ -	$ -	$ -
Non-investment grade(2)	588	-	22	375	191	11
Total credit derivatives	$ 593	$ -	$ 27	$ 375	$ 191	$ 11
Credit related notes:						
Investment grade(2)	$ 139	$ -	$ 1	$ 7	$ 131	$ 139
Non-investment grade(2)	1,195	17	22	49	1,107	1,195
Total credit related notes	$ 1,334	$ 17	$ 23	$ 56	$ 1,238	$ 1,334
Total derivative contracts	$ 1,927	$ 17	$ 50	$ 431	$ 1,429	$ 1,345

(1) Derivative contracts are shown on a gross basis prior to counterparty and cash collateral netting.

(2) Refers to the creditworthiness of the underlying reference obligations.

For most credit derivatives, the notional value represents the maximum amount payable by the Company as a seller of credit protection. However, the Company does not monitor its exposure to credit derivatives based solely on notional amount because this measure does not take into consideration the probability of occurrence. As such, the notional amount is not a reliable indicator of the Company's exposure to these contracts. Instead, a risk framework is used to define risk tolerances and establish limits to help to ensure that certain credit risk-related losses occur within acceptable, predefined limits.

Credit Related Notes

Credit related notes in the table above include investments in securities issued by CDO, CLO and credit-linked note vehicles. These instruments are classified as trading assets.

The carrying value of these instruments equals the Company's maximum exposure to loss. The Company is not obligated to make any payments to the entities under the terms of the securities owned.

The Company manages its market risk exposure to credit derivatives by entering into a variety of offsetting derivative contracts and security positions. For example, in certain instances, the Company may purchase credit protection with identical underlying referenced names to offset its exposure. At December 31, 2016, the

notional value and carrying value of credit protection purchased and credit protection sold by the Company with identical underlying referenced names was:

(dollars in millions)

	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Carrying Value [1]
Credit derivatives purchased	$ 888	$ -	$ 5	$ 510	$ 373	$ 34
Credit derivatives sold	561	-	5	365	191	11

(1) Derivative contracts are shown on a gross basis prior to counterparty and cash collateral netting.

Credit Risk Management of Derivatives

The Company defines counterparty credit risk as the potential for loss that can occur as a result of an individual, counterparty, or issuer being unable to honor its contractual obligations. The Company mitigates its credit risk to counterparties through a variety of techniques, including, where appropriate, the right to require initial collateral or margin, the right to terminate transactions or to obtain collateral should unfavorable events occur, the right to call for collateral when certain exposure thresholds are exceeded, the right to call for third party guarantees, and the purchase of credit default protection.

The Company enters into ISDA master netting agreements or similar agreements with substantially all of its derivative counterparties. Netting agreements are generally negotiated bilaterally and can require complex terms. While the Company makes reasonable efforts to execute such agreements, it is possible that a counterparty may be unwilling to sign such an agreement and, as a result, would subject the Company to additional credit risk. The enforceability of master netting agreements under bankruptcy laws in certain countries or in certain industries is not free from doubt, and receivables and payables with counterparties in these countries or industries are accordingly recorded on a gross basis.

The performance of certain of the Company's derivative transactions has been guaranteed by Bank of America.

Credit-related contingent features

Certain of the Company's derivative contracts contain credit risk related contingent features, primarily in the form of ISDA master netting agreements and credit support documentation that enhance the creditworthiness of these instruments compared to other obligations of the respective counterparty with whom the Company has transacted. These contingent features may be for the benefit of the Company as well as its counterparties with respect to changes in the Company's creditworthiness, and the exposure under the derivative transactions. In the normal course of business under derivative agreements, at December 31, 2016 the Company held cash collateral of $728 million that was received from affiliates, and posted cash and securities collateral of $1.4 billion to affiliates.

At December 31, 2016, the amount of collateral, calculated based on the terms of the contracts that the Company could be required to post to affiliate counterparties but had not yet posted, was approximately $4 million.

7. Securities Financing Transactions

The Company enters into securities financing transactions to meet customers' needs and to earn residual interest rate spreads, obtain securities for settlement and finance trading inventory positions.

Under these transactions, the Company either receives or provides collateral, including U.S. and non-U.S. Government and agency securities, asset-backed, corporate debt, and equity securities. The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans, and other loans. Under most agreements the Company is permitted to sell or repledge the securities received (e.g., use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions). At December 31, 2016, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $276.7 billion, of which $18.2 billion was received from affiliated companies. The fair value of securities received as collateral that had been sold or repledged was $222.1 billion, of which $29.3 billion have been sold or repledged to affiliated companies.

Additionally, the Company receives securities as collateral in connection with certain securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge securities received, the Company reports the fair value of such securities received as collateral and the obligation to return securities received as collateral in the Consolidated Balance Sheet. In certain instances, position netting may be applied to the securities received as collateral.

The Company pledges assets which are included in trading assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in *Trading assets* on the Consolidated Balance Sheet. The carrying value and classification of securities owned by the Company that have been pledged to counterparties where those counterparties do not have the right to sell or repledge at December 31, 2016 are as follows:

(dollars in millions)

Trading asset category		
U.S. Treasury and government agencies	$	20,982
Equities and convertible debentures		7,365
Corporate debt and preferred stock		1,828
Mortgages, mortgage-backed, and asset-backed securities		3,134
Municipals and money markets		1,004
Total	$	34,313

At December 31, 2016, securities loaned or pledged to affiliated companies that can be sold or repledged by the affiliated companies was $1.2 billion. Included in the table above, securities loaned or pledged where the affiliated companies do not have the right to sell or repledge was $2.3 billion.

In certain cases, the Company has transferred assets to consolidated VIEs where those restricted assets serve as collateral for the interests issued by the VIEs. These assets, which are not included in the table above, are disclosed on the Consolidated Balance Sheet as Assets of Consolidated VIEs. These transactions are also described in Note 8.

Generally, when the Company transfers financial instruments that are not recorded as sales (i.e., secured borrowing transactions), the liability is recorded as either payables under repurchase agreements or payables under securities loaned transactions; however, in instances where the Company transfers financial assets to a consolidated VIE, the liabilities of the consolidated VIE will be reflected in *Interest and Other*. In either case, at the time of transfer, the related liability is equal to the cash received in the transaction. In most cases the lenders in secured borrowing transactions have full recourse to the Company (i.e., recourse beyond the assets pledged).

Offsetting of Securities Financing Agreements

The Company enters into securities financing agreements to accommodate customers (also referred to as "matched-book transactions"), obtain securities to cover short positions, and to finance inventory positions. A significant majority of repurchase and resale activities are transacted under legally enforceable master repurchase agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets repurchase and resale transactions with the same counterparty on the Company's Consolidated Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

A significant majority of securities borrowing and lending activities are transacted under legally enforceable master securities lending agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. In certain instances, the Company offsets securities borrowing and lending transactions with the same counterparty on the Company's Consolidated Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

The tables below present securities financing agreements included on the Company's Consolidated Balance Sheet at December 31, 2016. Balances are presented on a gross basis, prior to the application of counterparty netting. Gross assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. For information on the offsetting of derivatives, see Note 6.

The "Other" amount in the tables below relates to transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged as collateral or sold. In these transactions, the Company recognizes an asset at fair value representing the securities received, which is recorded in *Securities received as collateral* on the Consolidated Balance Sheet, and a liability representing the obligation to return those securities, which is recorded in *Obligation to return securities received as collateral* on the Consolidated Balance Sheet.

Gross assets and liabilities include activity where uncertainty exists as to the enforceability of certain master netting agreements under bankruptcy laws in some countries or industries and, accordingly, are reported on a gross basis.

The column entitled "Financial Instruments" in the tables below includes securities collateral received or pledged under repurchase or securities lending agreements where there is a legally enforceable master netting agreement. These amounts are not offset in the Consolidated Balance Sheet but are shown as a reduction to the net balance sheet amount in the table to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of the master netting agreements is not certain is not included.

(dollars in millions)

	Assets				
	December 31, 2016				
	Gross Assets	Amounts Offset	Net Balance Sheet Amount	Financial Instruments	Net Asset
Receivables under resale agreements	$ 147,604	$ (78,932)	$ 68,672	$ (63,607)	$ 5,065
Receivables under securities borrowed transactions	71,855	-	71,855	(41,730)	30,125
Total	$ 219,459	$ (78,932)	$ 140,527	$ (105,337)	$ 35,190

	Liabilities				
	December 31, 2016				
	Gross Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Instruments	Net Liability
Payables under repurchase agreements	$ 178,498	$ (78,932)	$ 99,566	$ (81,325)	$ 18,241
Payables under securities loaned transactions	27,763	-	27,763	(24,011)	3,752
Other	13,486	-	13,486	(13,486)	-
Total	$ 219,747	$ (78,932)	$ 140,815	$ (118,822)	$ 21,993

Payables under Repurchase Agreements and Securities Loaned Transactions Accounted for as Secured Borrowings

The tables below represent payables under repurchase agreements and payables under securities loaned by remaining contractual term to maturity and class of collateral pledged. Included in "Other" are transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged as collateral or sold. Certain agreements contain a right to substitute collateral and/or terminate the agreement prior to maturity at the option of the Company or the counterparty. Such agreements are included in the table below based on the remaining contractual term to maturity. As of December 31, 2016, the Company had no outstanding repurchase-to-maturity transactions.

(dollars in millions)

	December 31, 2016				
Remaining Contractual Maturity	Overnight and Continuous	30 Days or less	After 30 through 90 Days	After 90 days [1]	Total
Payables under repurchase agreements	$ 105,738	$ 27,002	$ 18,291	$ 27,467	$ 178,498
Payables under securities loaned	27,584	148	-	31	27,763
Other	13,486	-	-	-	13,486
Total	$ 146,808	$ 27,150	$ 18,291	$ 27,498	$ 219,747

[1] No agreements have maturities greater than two years.

(dollars in millions)

	December 31, 2016			
Class of Collateral Pledged	Payables under Repurchase Agreements	Securities Loaned	Other	Total
U.S. Treasury and government agencies	$ 147,626		$ -	$ 147,626
Corporate securities and other	7,965	-	67	8,032
Equities	15,838	27,763	13,419	57,020
Non-U.S. sovereign debt	106	-	-	106
Mortgages, mortgage-backed, ABS and Other	6,963	-	-	6,963
Total	$ 178,498	$ 27,763	$ 13,486	$ 219,747

The Company is required to post collateral with a market value equal to or in excess of the principal amount borrowed under repurchase agreements. For securities loaned transactions, the Company receives collateral in the form of cash, letters of credit or other securities. Collateral is generally valued daily and the Company may be required to deposit additional collateral or may receive or return collateral pledged, when appropriate. Repurchase agreements and securities loaned transactions are generally either overnight, continuous (i.e., no stated term) or short term. The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate.

8. Securitization and Other Variable Interest Entities

The Company utilizes VIEs in the ordinary course of business to support its own and its customers' financing and investing needs. The Company administers, structures or invests in VIEs, including municipal bond trusts, repackaging vehicles, securitization and resecuritization vehicles, as described in more detail below.

The tables below present the assets and liabilities of consolidated and unconsolidated VIEs in situations where the Company has continuing involvement with transferred assets or if it otherwise has a variable interest in the VIE. The tables also present the Company's maximum exposure to loss resulting from its involvement with consolidated VIEs and unconsolidated VIEs in which the Company holds a variable interest as of December 31, 2016. The Company's maximum loss exposure is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Company's Consolidated Balance Sheet but also potential losses associated with off-balance sheet commitments, such as unfunded liquidity commitments and other contractual arrangements, if applicable. The Company's maximum loss exposure does not include losses previously recognized through write-downs of assets.

Except as described below, the Company has not provided financial support to consolidated or unconsolidated VIEs that it was not contractually required to provide, nor does it intend to do so.
The Company invests in mortgage backed vehicles sponsored or managed by third parties, with which it has no other form of involvement. These securities are included in Trading Assets and are not disclosed in the tables below.

Municipal Bond Securitizations
The Company sponsors municipal bond trusts that primarily hold highly-rated, long-term, fixed-rate municipal bonds. The trusts obtain financing by primarily issuing floating-rate trust certificates that reprice on a frequent basis to third party investors or affiliates. The Company may transfer assets into the trusts and may also serve as remarketing agent for the trusts. The floating-rate trust certificates are subject to tender at specified dates. Should the Company be unable to remarket the tendered certificates, the Company declares a failed remarketing, and has no further obligation to purchase the certificates. The certificate holder tenders the securities to the Tender agent. In certain instances, the Company or an affiliate may have an option to collapse

the trusts at any time under certain pre-defined conditions. There were no material write-downs or downgrades of assets or issuers during 2016.

The following table summarizes certain information related to municipal bond trusts in which the Company holds a controlling financial interest as of December 31, 2016.

(dollars in millions)

	Consolidated
Maximum Loss Exposure	$ 214
On-balance sheet assets	
Trading assets	272
Total Assets	272
On-balance sheet liabilities	
Interest and other	265
Total Liabilities	265

Other VIEs

The following table summarizes certain information related to other VIEs in which the Company holds a variable interest as of December 31, 2016, which primarily include repackaging vehicles, securitization and resecuritization vehicles.

(dollars in millions)

	Consolidated			Unconsolidated		
	Resecuritization	Other	Total	Resecuritization	Other	Total
Maximum Loss Exposure	$ 420	$ 26	$ 446	$ 928	$ 28	$ 956
On-balance sheet assets						
Trading assets	1,428	103	1,531	928	28	956
Total Assets	1,428	103	1,531	928	28	956
On-balance sheet liabilities						
Interest and other	1,008	77	1,085	-	-	-
Total Liabilities	1,008	77	1,085	-	-	-
Total assets of VIEs	$ 1,428	$ 103	$ 1,531	$ 10,693	$ 415	$ 11,108

The Company transfers existing securities, typically MBS, into resecuritization vehicles at the request of customers seeking securities with specific characteristics. The Company may also resecuritize securities for purpose of improving liquidity and capital, and managing credit or interest rate risk. Generally, there are no significant ongoing activities performed in a resecuritization trust and no single investor has the unilateral ability to liquidate the trust.

The Company resecuritized $23.4 billion of securities during the year ended December 31, 2016.

Other VIEs also include investments in securitization and repackaging vehicles that hold financial instruments such as pools of residential mortgage loans, corporate bonds, convertible bonds or ABS. The Company holds investments in such vehicles and may also enter into derivatives to change the interest rate or currency profile of the issued debt instruments.

The Company's maximum exposure to loss for unconsolidated VIEs is significantly less than the total assets in the table above because the Company typically has exposure to only a portion of the total assets.

9. Goodwill and Intangible Assets

Refer to Note 2 for the Company's accounting policies for goodwill and intangible assets.

Goodwill
Based on the annual impairment analysis, the Company determined that there was no impairment of goodwill as of the June 30, 2016 test date.

The carrying amount of goodwill was $3.8 billion at December 31, 2016.

Intangible Assets
Based on the annual impairment analysis, the Company determined that there was no impairment of the Merrill Lynch brand as of the June 30, 2016 test date.

The table below presents the gross carrying amount, accumulated amortization, and net carrying amounts of intangible assets as of December 31, 2016:

(dollars in millions)

Intangible Assets		
Definite Life [1]	Gross carrying amount	$ 2,261
	Accumulated amortization	(1,822)
	Net carrying amount	439
Indefinite Life [2]	Gross carrying amount	935
	Accumulated amortization	-
	Net carrying amount	935
Total	Gross carrying amount	3,196
	Accumulated amortization	(1,822)
	Net carrying amount	$ 1,374

[1] *Represents value assigned to customer relationships.*
[2] *Represents value assigned to the Merrill Lynch brand.*

10. Subordinated Borrowings and Other Financing

At December 31, 2016, subordinated borrowings and credit committed under agreements with Bank of America consisted of the following:

(dollars in millions)

	Maturity	Amount Outstanding	Total Credit Facility
MLPF&S with Bank of America			
Revolving Subordinated Line of Credit	May 25, 2018	$ 6,220	$ 12,000
Cash Equity Subordinated Agreement	May 23, 2018	5,858	5,858
MLPCC with Bank of America			
Revolving Subordinated Line of Credit	April 29, 2018	1,400	3,000
Total Subordinated Liabilities		$ 13,478	$ 20,858

These borrowings, which have been approved for regulatory capital purposes for each respective company, are U.S. dollar-denominated obligations at variable interest rates based on one-month LIBOR plus a spread. The spread ranges from 75 basis points to 110 basis points. Each loan agreement contains a provision that automatically extends the loan's maturity by one year unless specified actions are taken prior to the maturity date.

The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $480 million at December 31, 2016.

11. Stockholder's Equity

MLPF&S is authorized to issue 1,200 shares of $1.00 par value common stock. At December 31, 2016, there were 1,000 shares issued and outstanding.

MLPF&S is authorized to issue 1,000 shares of $1.00 par value preferred stock. At December 31, 2016, there were no preferred shares issued.

12. Commitments, Contingencies and Guarantees

Litigation and Regulatory Matters

In the ordinary course of business, the Company is routinely a defendant in or party to many pending and threatened legal, regulatory and governmental actions and proceedings. In view of the inherent difficulty of predicting the outcome of such matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company generally cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with applicable accounting guidance, the Company establishes an accrued liability when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. As a matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. Once the loss contingency related to a matter is deemed to be both probable and estimable, the Company will establish an accrued liability. The Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established.

In some of the matters described below, where loss contingencies are not both probable and estimable in the view of management, an accrued liability has not been established. Information is provided below regarding the nature of all these contingencies and, where specified, the amount of the claim associated with these loss contingencies. Based on current knowledge, management does not believe that loss contingencies arising from pending matters, including the matters described herein, will have a material adverse effect on the Company's consolidated financial position or liquidity. However, in light of the inherent uncertainties involved in these matters, some of which are beyond the Company's control, and the very large or indeterminate damages sought in some of these matters, an adverse outcome in one or more of these matters could be material to the Company's results of operations or cash flows for any particular reporting period.

Specific Litigation and Regulatory Matters

Tutor Perini Corp. v. Banc of America Securities LLC ("BAS") and Bank of America, N.A.

Tutor Perini Corporation filed an action on May 18, 2011 in the U.S. District Court for the District of Massachusetts entitled *Tutor Perini Corporation v. Banc of America Securities LLC, now known as Merrill*

Lynch, Pierce, Fenner & Smith Incorporated, successor by merger, and Bank of America, N.A. The complaint alleges that Defendants failed to disclose material facts about the market for auction-rate securities ("ARS") that Tutor Perini purchased from BAS in late 2007 and early 2008. The complaint alleges that auctions for those ARS failed beginning in February 2008, allegedly preventing Tutor Perini from liquidating its ARS at par value in the auctions, and that Tutor Perini subsequently sold its ARS on the secondary market at a loss. The complaint asserts federal securities-fraud, Massachusetts Uniform Securities Act ("MUSA"), Massachusetts Unfair and Deceptive Trade Practices Act ("UDTPA"), common-law fraud, unsuitability, and intentional- and negligent-misrepresentation claims. Plaintiff seeks damages in excess of $100 million.

On August 12, 2015, the District Court granted defendants summary judgment dismissing all claims. On November 21, 2016, the U.S. Court of Appeals for the First Circuit affirmed the District Court's decision with respect to all claims against BANA and as to Perini's unsuitability, common-law fraud, and intentional misrepresentation claims against BAS, but vacated and remanded for further proceedings on the federal securities-fraud, MUSA, UDTPA, and negligent-misrepresentation claims against BAS. Trial has been set for June 19, 2017.

U.S. Securities and Exchange Commission Investigations
The SEC has been conducting investigations of the Company's compliance with SEC Rule 15c3-3. On June 23, 2016, the SEC announced resolution of its investigations of the Company's compliance with SEC Rule 15c3-3 for $415 million, all of which was previously accrued.

Commitments

At December 31, 2016, the Company's commitments had the following expirations:

(dollars in millions)

		Commitment expiration			
	Total	**Less than 1 year**	**1– 3 years**	**3 – 5 years**	**Over 5 years**
Purchasing commitments	$ 249	$ 214	$ 35	$ -	$ -
Operating leases	1,988	327	580	247	834
Loan commitments	498	498	-	-	-
Other commitments:					
Commitments to enter into repurchase agreements	8,402	8,402	-	-	-
Commitments to enter into resale agreements	10,742	10,742	-	-	-
Total	$ 21,879	$ 20,183	$ 615	$ 247	$ 834

Purchasing Commitments
The Company has entered into commitments to purchase service contracts with providers of market data, communications, and systems consulting services.

Operating Leases
The Company has entered into various non-cancelable long-term lease agreements for premises that expire through 2032.

Loan Commitments
The Company enters into commitments to extend credit to meet the financing needs of its customers.

Other Commitments
In connection with trading activities, the Company has commitments to enter into resale and repurchase agreements.

Guarantees
The Company is a member of various securities and derivative exchanges and clearinghouses, both in the U.S. and in other countries. As a member, the Company may be required to pay a pro-rata share of the losses incurred by some of these organizations as a result of another member's default and under other loss scenarios. The Company's potential obligations may be limited to its membership interests in such exchanges and clearinghouses, to the amount (or multiple) of the Company's contribution to the guarantee fund or, in limited instances, to the full pro-rata share of the residual losses after applying the guarantee fund. The Company's maximum potential exposure under these membership agreements is difficult to estimate; however, the potential for the Company to be required to make these payments is remote.

In connection with its prime brokerage and clearing businesses, the Company performs securities clearance and settlement services with other brokerage firms and clearinghouses on behalf of its clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. The Company's obligations in this respect are secured by the assets in the clients' accounts and the accounts of their customers as well as by any proceeds received from the transactions cleared and settled by the Company on behalf of clients or their customers. The Company's maximum potential exposure under these arrangements is difficult to estimate; however, the potential for the Company to incur material losses pursuant to these arrangements is remote.

13. Employee Benefit Plans

Bank of America provides pension and other postretirement benefits to its employees worldwide through sponsorship of defined contribution pension, defined benefit pension and other postretirement plans.

The Bank of America Corporation Corporate Benefits Committee has overall responsibility for the administration of these benefit plans.

Bank of America maintains certain qualified retirement and defined contribution plans covering the Company's full-time, salaried employees and certain part-time employees.

The defined benefit pension plans and postretirement benefit plans are accounted for in accordance with ASC 715-20-50, *Compensation – Retirement Benefits, Defined Benefit Plans-General* ("Defined Benefit Plan Accounting"). Postemployment benefits are accounted for in accordance with ASC 712, *Compensation-Nonretirement Postemployment Benefits.* Required disclosures are included in the December 31, 2016 Form 10-K of Bank of America.

Defined Contribution Pension Plans
The U.S. defined contribution plans sponsored by Bank of America include the Merrill Lynch 401 (k) Savings & Investment Plan ("SIP") and the Bank of America 401 (k) Plan. The SIP is closed to new participants with certain exceptions.

Defined Benefit Pension Plans
Certain of the Company's employees are covered by Bank of America's qualified pension plan.

Bank of America has an annuity contract that guarantees the payment of benefits vested under a terminated U.S. pension plan. Bank of America, under a supplemental agreement, may be responsible for, or benefit from, actual experience and investment performance of the annuity assets. Bank of America made no contribution

under this agreement for the year ended December 31, 2016. Contributions may be required in the future under this agreement.

Bank of America also maintains non-contributory, nonqualified pension plans (i.e., plans not subject to Title IV of ERISA) that are unfunded and provide supplemental defined benefit pension benefits for certain eligible U.S. employees.

Postretirement Benefits Other Than Pensions
Health insurance benefits are provided to eligible retired employees and dependents through Bank of America sponsored plans. The health care coverage is contributory, with certain retiree contributions adjusted periodically. The accounting for costs of health care benefits for most eligible employees anticipates future changes in cost-sharing provisions. As of December 31, 2016, none of these plans had been funded.

Postemployment Benefits
Bank of America provides certain postemployment benefits for employees on extended leave due to injury, illness, or death and for terminated employees. Eligible employees who are disabled due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. Severance benefits may be provided to eligible terminated employees under the terms of a severance pay plan. All full-time employees are eligible for severance benefits subject to the terms of the severance pay plan.

14. Employee Incentive Plans

Incentive plans are sponsored by Bank of America. Disclosures required by ASC 718, *Stock Compensation* ("Stock Compensation Accounting") are included in the December 31, 2016 Form 10-K of Bank of America.

The Company participates in a number of equity compensation plans sponsored by Bank of America, with awards being granted predominantly from the Bank of America Corporation Key Employee Equity Plan ("KEEP"). Under the KEEP, Bank of America grants stock based awards, including restricted stock and restricted stock units ("RSUs") to eligible employees. Grants in 2016 from the KEEP included RSUs, which generally vest in three equal annual installments beginning one year from the grant date. These RSUs are authorized to settle predominantly in shares of common stock of Bank of America. Awards granted in prior years were predominantly cash settled. The Company also participates in other deferred compensation plans and award programs.

Other Compensation Arrangements

The Company participates in Bank of America sponsored deferred compensation plans in which employees who meet certain minimum compensation thresholds may participate on either a voluntary or mandatory basis. Contributions to the plans are made on a tax-deferred basis by participants. Participants' returns on these contributions may be indexed to various mutual funds and other funds. The Company also participates in several Bank of America sponsored, cash-based employee award programs, under which certain employees are eligible to receive future cash compensation, generally upon fulfillment of the service and vesting criteria for the particular program. At December 31, 2016, accrued liabilities for these plans and grants totaled $3.0 billion and are recorded in *Compensation and benefits* payable on the Consolidated Balance Sheet.

When appropriate, the Company maintains various investments as an economic hedge of its liabilities to participants under these deferred compensation plans and award programs, including a derivative transaction. During 2016, such hedges were maintained by the Company or were held by an affiliate. At December 31, 2016, the Company had such investments totaling $52 million and a derivative transaction effectively hedging an additional $2.4 billion of the Company's liabilities.

15. Income Taxes

The reconciliation of the beginning unrecognized tax benefits ("UTB") balance to the ending balance is presented in the table below.

Reconciliation of the Change in UTBs

(dollars in millions)		
Balance at December 31, 2015	$	52
Increases related to positions taken during current year		5
Increases related to positions taken during prior years		58
Decreases in positions taken during prior years		(14)
Settlements		(47)
Balance at December 31, 2016	$	54

As of December 31, 2016, the balance of the Company's UTBs which would, if recognized, affect the Company's effective tax rate was $41 million. Included in the UTB balance are some items, the recognition of which would not affect the effective tax rate, such as the portion of gross state UTBs that would be offset by the tax benefit of the associated federal deduction, and the portion of gross non-U.S. UTBs that would be offset by tax reductions in other jurisdictions.

The Company does not anticipate a material change in the UTB balance during the next 12 months.

The Company files income tax returns in numerous state, local and non-U.S. jurisdictions each year. The Internal Revenue Service ("IRS") and other tax authorities in states, cities, and countries in which the Company has significant business operations, examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of significant tax examinations, by jurisdiction, for the Company as of December 31, 2016. During 2016, the Company settled federal examinations for the 2010 and 2011 tax years and settled various state and local examinations for multiple years including New York through 2014. Also, field work for the federal 2012 through 2013 examinations were substantially completed during 2016.

Jurisdiction	Years Subject to Examination[1]	Status at December 31, 2016
U.S. Federal	2012-2013	Field Examination
New York	2015	To begin in 2017

[1] All tax years subsequent to the above years remain open to examination.

At December 31, 2016, the Company's accrual for interest and penalties that related to income taxes, net of taxes and remittances, was $7 million.

Significant components of the Company's deferred tax assets and liabilities at December 31, 2016, which are included on the Consolidated Balance Sheet within *Other assets*, are presented below.

(dollars in millions)		
Deferred tax assets		
Employee compensation	$	1,559
Loss carryforward		812
Securities valuation		206
Accrued expenses		141
Fixed assets		80
Other		71
Gross deferred tax assets		2,869
Valuation allowance		(38)
Total deferred tax assets, net of valuation allowance		2,831
Deferred tax liabilities		
Goodwill and intangibles		843
Gross deferred tax liabilities		843
Net deferred tax asset	$	1,988

The table below summarizes the deferred tax assets and the related valuation allowance recognized for the net operating loss and tax credit carryforwards at December 31, 2016.

(dollars in millions)	Deferred Tax Asset	Valuation Allowance	Net Deferred Tax Asset	First Year Expiring
Net operating losses - U.S.	$ 570	$ -	$ 570	After 2028
Net operating losses - U.S. states [1]	242	(38)	204	Various
Total Loss Carryforwards	$ 812	$ (38)	$ 774	
General business credits	13	-	13	After 2032
Total Tax Credit Carryforwards	$ 13	$ -	$ 13	

(1) Amounts above include capital losses. The losses and related valuation allowances for U.S. states before considering the benefit of federal deductions were $372 million and $(58) million, respectively.

Realization of the deferred tax assets above is dependent on the Company's or Bank of America's ability to generate sufficient taxable income prior to their expiration. Management concluded that no valuation allowance was necessary to reduce the U.S. federal NOL and general business credit carryforwards since estimated future taxable income will more-likely-than-not be sufficient to utilize these assets prior to expiration.

The Company is included in the consolidated U.S. federal income tax return and certain consolidated combined and unitary state tax returns of Bank of America. At December 31, 2016, the Company had a current income tax payable due to its affiliates of approximately $227 million as a result of its inclusion in consolidated, combined, and unitary tax return filings with Bank of America. During the year ended December 31, 2016, the Company made approximately $535 million of income tax payments.

16. Subsequent Events

ASC 855, *Subsequent Events*, requires the Company to evaluate whether events, occurring after the Balance Sheet date but before the date the Consolidated Balance Sheet are available to be issued, require accounting as of the Balance Sheet date, or disclosure in the Consolidated Balance Sheet. The Company has evaluated such subsequent events through date of issuance.

There were no material subsequent events which affected the amounts or disclosures in the Consolidated Balance Sheet.

17. Regulatory Requirements

As a registered broker-dealer and futures commission merchant, MLPF&S is subject to the net capital requirements of SEC Rule 15c3-1 and CFTC Regulation 1.17. MLPF&S has elected to compute the minimum capital requirement in accordance with the "Alternative Net Capital Requirement" as permitted by SEC Rule 15c3-1.

At December 31, 2016, MLPF&S' regulatory net capital as defined by Rule 15c3-1 was $11.9 billion and exceeded the minimum requirement of $1.8 billion by $10.1 billion.

In accordance with the Alternative Net Capital Requirements, MLPF&S is required to maintain tentative net capital in excess of $1 billion, net capital in excess of $0.5 billion, and notify the SEC in the event its tentative net capital is less than $5 billion. As of December 31, 2016, MLPF&S had tentative net capital and net capital in excess of the minimum and notification requirements.

MLPCC, a fully-guaranteed subsidiary of MLPF&S, is subject to the regulatory requirements promulgated by the SEC or other regulatory and exchange authorities. Net capital and excess net capital at December 31, 2016 as defined by these regulatory authorities was $2.8 billion and $2.3 billion, respectively.

MLPF&S and MLPCC are also subject to the customer protection requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

For the December 31, 2016 customer reserve computation, MLPF&S segregated in a special reserve account, for the exclusive benefit of customers, cash and qualified securities valued at $12.3 billion. MLPCC segregated in a special reserve account, for the exclusive benefit of customers, cash and qualified securities valued at $1.8 billion.

MLPF&S and MLPCC are also required to perform a computation of reserve requirements for Proprietary Accounts of Brokers ("PAB") pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. For the December 31, 2016 PAB reserve computation, MLPF&S segregated in a special reserve account for the exclusive benefit of PAB qualified securities with a contract value of $1.5 billion. MLPCC's customer reserve computation excess debits covered the PAB requirement, however MLPCC did deposit $80 million in a special reserve account for the exclusive benefit of PAB.

As futures commission merchants, MLPF&S and MLPCC are required to perform computations of the requirements of Regulation 1.20, 30.7, and 22.2 under the Commodity Exchange Act. As of December 31, 2016, assets segregated, secured and sequestered totaled $24.5 billion and $2.2 billion for MLPF&S and MLPCC, respectively, and exceeded requirements by $1.1 billion and $782.3 million for MLPF&S and MLPCC, respectively.